News Release

Alexco Closes Underwriter's Over-Allotment Option

August 28, 2014 – Alexco Resource Corp. (TSX:AXR, NYSE-MKT:AXU) ("Alexco" or the "Company") is pleased to announce that the underwriter has completed the exercise of its over-allotment option. The underwriter purchased an additional 915,000 units of the Company ("Additional Units") at a price of C$1.15 per Additional Unit for gross proceeds of C$1,052,250 under the Company's short form prospectus dated August 15, 2014.

Each Additional Unit consists of one common share of the Company and one half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant is exercisable to purchase one common share of the Company at an exercise price of C$1.40 on or before August 21, 2016.

The underwriter received a cash fee equal to 6.5% of the gross proceeds from the offering and 59,475 compensation warrants ("Compensation Warrants"), with each Compensation Warrant exercisable for one common share of the Company at an exercise price of C$1.35 on or before August 21, 2016. Aggregate gross proceeds raised from the base offering of 6,100,000 units completed on August 21, 2014 and the over-allotment option total C$8,067,250.

About Alexco

Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's planned exploration and development activities of its properties, and future mine operation and production. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to Alexco's ability to raise additional capital; actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that the Company will be able to raise additional capital, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.